SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-28720

                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                  [ ] Form N-SAR
                  For Period Ended:   March 31, 1999

                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K For the Transition Period Ended:__________________________


         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Sales Online Direct Inc.

         Former name if applicable:   Securities Resolution Advisors, Inc.

         4 Brussels Street
         Address of principal executive office (Street and number)

         Worcester, Massachusetts  01610
         City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X]               (a) The reasons  described  in  reasonable  detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th


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                           calendar day  following the  prescribed  due date; or
                           the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or
                           before  the  fifth   calendar   day   following   the
                           prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period.
                  (Attached extra sheets if needed.)


         Through February 24, 1999, the sole business of Securities Resolution Advisors, Inc, ("SRAD") was the business of Securities Resolution Advisors, Inc., ("SRA") a New York corporation and SRAD's sole, wholly-owned subsidiary. On February 24, 1999 the management of SRAD sold SRA to the management of SRA, which was also the management of the SRAD at the time.

         On February 25, 1999, SRAD purchased all of the outstanding stock of Internet Auction, Inc., a Massachusetts corporation. As a result of this transaction, Internet Auction, Inc. became a wholly-owned subsidiary of SRAD, the principal business of SRAD became the business of Internet Auction, Inc., and SRAD changed its name to Sales Online Direct, Inc. (the "Registrant"). Pursuant to the sale, the former management of SRAD agreed to provide financial statements for SRA, and therefore for SRAD, but the Registrant has not yet received such financial information from SRA in a form ready for filing. Accordingly, the financial statements will not be ready by May 17, 1999, the date on which the Registrant's Form 10-QSB is due to be filed. The Registrant's current management, and its professional advisors, have worked diligently to acquire such financial information to avoid any further delays.


                           Part IV. OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

            Gregory Rotman                     508               753-0945
                (Name)                      (Area Code)      (Telephone Number)

                (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     Form 8-K/A required to have been filed on May 11, 1999 with respect to the acquisition of Internet Auction, Inc., pursuant to which the Registrant was to

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file the required  financial  statements  within 60 days  following the date the initial report on Form 8-K was to be filed.

     Because the financial statements have not been provided to the Registrant by the former management of the Registrant in a form that is ready to be filed, the Registrant could not file the appropriate financial statements within 60 days.

                  (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

SALES ONLINE DIRECT INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999                 By:  /s/ Gregory Rotman
                                        ----------------------------------------
                                        Gregory Rotman
                                        President


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Sales Online Direct Inc
Commission File Number: 0-28720
Form 12b-25 (Notification of Late Filing) Form 10-Q for the quarter ended March 31, 1999


Explanation to Part IV, Item 3

         It is anticipated that there will be significant changes in the Registrant's results of operations from the quarter ended March 31, 1999 to the quarter ended March 31, 1998. The Registrant is unable to determine at this time the amount of such change or explanations thereof due to the unavailability of financial statements for fiscal 1998 and for the first quarter through February 24, 1999, as explained above, and the fact that this is the first Form 10-QSB being filed by the Registrant under its current management and operations.









C77723.634

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